Exhibit 99.1

TravelMole Video Interview with HotelPlanner Co-Founder & CIO John Prince - Transcript for 8-K Filing

Video Title: HotelPlanner.com Launches Alexa-AI Enabled Booking Feature, ahead of its NASDAQ listing

Video link: https://www.youtube.com/watch?v=mymnVD7bPso&t=29s

Subtitle: John Prince, Co-Founder and CIO of HotelPlanner.com meets up with TravelMole

Publication Date: October 18, 2021

Transcript as follows:

Charlie Kao: Hey! This is Charlie Kao with TravelMole with John Prince who is the Co-Founder & CIO of HotelPlanner and Reservations.com. Welcome John.

John: Thank you. Good to be with you.

Charlie: Big things coming up since the announcement of your company’s group going public in the next quarter or two, and today you’re announcing a new AI technology with a new girlfriend, Alexa, that as I was just telling you, I was not aware that with Alexa, it’s available as an app that’s downloadable for free. Tell us about...let’s start with this new AI booking technology with Alexa please.

John: Sure. In Alexa’s world, she has...instead of apps, they have Skills. You know, it’s giving Alexa a new skill in her toolbelt that she can assist you with, right? Amazon has an app where you can download and talk to the app so you can use that for free as well. In the last couple of years and past decade, we’ve been building pieces of this platform where we built out a global gig-economy team of live ‘hotel planners’ who traditionally, we used this on the group side a lot. And then we, during Covid, we pivoted the technology to also allow our hotel planner platform and team to book individual hotel reservations. So, imagine we have stay-at-home moms that are taking inbound calls to help people book hotel rooms while her kids are napping. We have students that are earning money and helping people book hotel rooms in between classes. So, we have all these people, all different location around the world, different language speaking abilities...typically most people are calling on the phone, but we realized a few months ago that a lot of the Alexa skills currently are really good at giving you content and basic travel information, but none of them do a great job at actually helping you book a room. It’s typically a complex challenge to use AI purely to book hotel rooms. Everyone has different needs and concerns and questions. So we built the Skill that asks you a few basic questions that everyone has and then using that data we put it into machine learning that maps you to a gig home-based, typically hotel planner in our platform who has been trained and has all the tools we’ve given them to book the room for you and we do our best to connect you to someone who is in market. So if you’re taking a trip to Chicago, we’re going to try to connect you with a hotel planner in Chicago who can give you advice on restaurants, which hotel has the best nightlife, which hotel has the best pool. So all these things that we potentially think, maybe not tomorrow, but down the road, could be fundamentally, ya know, fundamentally disruptive to how people book rooms. When I think about Hollywood movies when they show us the future and what that looks like. Everyone is using their voice to interact with the Internet of Things world. Your refrigerator, home devices, your car, and we want to be on the forefront of that. So when you’re ready to book a room that you can easily use your voice...save all that time and research and go right to someone in market that can book that for you at a discount, that’s the other beautiful thing. We think...we have the perfect platform to extend all the discounts we have to the traveler as well, on top of a very efficient and personalized service

Charlie: Ok. Let’s go back a little bit to the beginning. So I connect to Alexa skill, and what are the basic questions that it would ask me to provide? Information...

John: Yeah, so you start by saying..first you need the Skill and that simply saying ‘Alexa – enable HotelPlanner’ and that just kind of installs the app for you, if you will. Once you have that, you can say something like “Alexa – ask HotelPlanner to book me a room in Boise, Idaho.’ And then, now we know what city your destination you’re going to and by the way, you could say antying. You could say a specific hotel, city, address, a landmark, and all of that will work.

Charlie: Category of hotel, nearby the Convention Center...those kinds of things? Those kinds of search criteria?

John: Yep. Exactly. Exactly. Then, Alexa’s automated voice will ask you what stay dates you’re looking for. You could say ‘tonight for two night.’ You could say ‘next Wednesday for one night.’ Very natural language type of inputs. So now we know you’re destination, we know your dates, we hope to get a little more data on the user too...are they luxury or low budget, and then we can use that with machine learning to patch you to...this is where we patch you to a hotel planner that now has all that information in front of them. They’re looking at the destination, the hotels near that destination for the right dates. Immediately, so you don’t have to tell them again where you wanna go. They already have that in front of them and then they can go right into the advice giving and ultimately the booking.

Charlie: And then voice connection via electronic audio connection...Now, if I didn’t want to speak to an advisor, will the quotation be provided by HotelPlanner in this scenario if I say ‘Chicago, give me luxury hotel, 3 best deals near McCormick Center.”

John: Yeah, this is iteration number one for us. We expect to expand to expand it over time, but we don’t have exactly what you describe today but we hope to add all those things over time. They agents are very good. They’re typically very educated, many of them college educated and they’re very helpful. They know their markets well and they have a lot of tools in front of them as well to give them a lot of advice. They are able to answer questions quickly especially in this day and age where hotels are struggling to keep services open because of Covid or whatever. Other situations..Hurricanes. They have a lot of that data in front of them that they can help you with.

Charlie: Assume I’m doing an individual booking for less than 10 people, what if it is for a small group, a median group, would that be routed to a group specialisrt?

John: Yeah, I’m glad you bring that up. We...as many people know, we’ve been a leader in group booking for 15-16 years now. And, so, if you need anywhere above 10 rooms per night, there’s another workflow that our planners are trained on. They put you in the group booking process. We ultimately...so they can take your initial information and they put you into a path that ultimately connects you to another group specialist,...put you in a workflow where you get a group rate, can set up a room block, that typically doesn’t happen in one voice conversation. That happens over time. There are...we can book instantly many rooms, but we find most groups, you think of a wedding or a family reunion or a sports team, most groups don’t typically just book all the rooms in one hit. They want a discount and they want to be able to share it to their attendees. So, this process will allow you to do that.

Charlie: Once you go public on NASDAQ in the next two quarters, there will be additional funds for making the technology even more strong, what innovations and ideas have you come up with or that you’re exploring beyond enhancing the Alexa skills?

John: Well, we think we’ve bitten off a big project with the gig-economy hotel planner. Before I go into other things, we do want to take that...we’ve trained 3000 hotel planners, we hope by the end of next year it’s 10,000 hotel planners so there is a lot of features and things we want to build around that platform to really add scale...get better and better. The more planners we have, the better planners can be moved to the top of the queue, so when we have customers calling in that they get some of the best service in the industry by far. Not just because of the local advice but because they’re some of the best trained communicators we can find in the world. So a lot of what we’re building is around that. We’re big believers in this space of voice enabled booking. Currently, about 40% of the bookings are currently booked over the phone. So it’s a massive market in itself. We think this is the perfect solution for that, attacking that market. Along those...other projects we’re working on, we’re still very much focused on group booking. Group has been hit hard during Covid as you can imagine. We’re about 50% back now of where we used to be. Luckily we were primarily leisure based so a lot of those leisure groups are starting to travel again...weddings, sports teams. So we have a lot more tools up our sleeves that we want to build to automate that process even further. What else....

Charlie: On the product side, in terms of direct hotel contracting?

John: We do have a lot of direct hotel...we have 50,000 direct hotel relationships and we are securing our own rates already at this point. And a lot of what we’re doing is building partnerships with large sporting organizations or large associations where we can build a custom solution for them on the individual and group booking side....very customized to their specific organization and ultimately extending them hotel discounts. That’s what we’re really all about. A custom solution, we’re attacking difficult markets but also giving them comprehensive solutions to build individual or group through the phone and our partners really appreciate that technology because it’s hard to find elsewhere.

Charlie: Great catching up with you. John Prince, Co-Founder & CIO, HotelPlanner and Reservations.com, soon to be on NASDAQ as HOTP. Haha.

John: That’s right.

Charlie: Good to see you.

John: Thanks so much. I appreciate the time.